Form C

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Cover Page

Name of issuer:

Live Pacha, LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

CA

Date of organization:

6/4/2020

Physical address of issuer:

2560 Progress Street
Suite C
Vista, CA 92081

Website of issuer:

https://livepacha.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

4,348

Price:

$12.50

Method for determining price:

Dividing pre-money valuation $16,282,350.00 (or $14,979,762.00 for investors in the first $50,000) by number of units outstanding on fully diluted basis.

Target offering amount:

$50,002.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$449,804.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

25

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,658,042.00	$2,632,849.00
Cash & Cash Equivalents:	$138,620.00	$381,269.00
Accounts Receivable:	$290,385.00	$182,497.00
Current Liabilities:	$952,739.00	$691,451.00
Non-Current Liabilities:	$913,641.00	$1,219,487.00
Revenues/Sales:	$4,970,681.00	$4,087,889.00
Cost of Goods Sold:	$4,108,673.00	$3,189,191.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,108,252.00)	($1,135,816.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Live Pacha, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
William Buttner	Business Owner	Self-Employed	2024
Madeleine Hamann	Director of Marketing	Pacha	2020
Brooke Flynn	Unemployed	Unemployed	2020
Adam Hiner	CEO of Pacha	Pacha	2020
Jose Caldera	CEO	Trilogy Sanctuary	2020
Leila Caldera	Owner	Trilogy Sanctuary	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Adam Hiner	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering

No principal security holders.

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Investors in this offering will hold a minority interest in Live Pacha, LLC and will have limited or no ability to influence corporate decisions, including decisions regarding business strategy, operations, future financings, acquisitions, or a sale of the company. The company's management and existing owners will retain control over all major decisions. You will be dependent on the judgment and abilities of management to operate the business successfully. Management will have broad discretion over the use of proceeds from this offering, and the actual use may differ from the stated use of proceeds. You will have no right to require the company to register your securities for public sale, to force a liquidity event, or to compel the company to take any specific action. As a minority investor, you will have limited information rights and may not receive the same level of financial and operational information that would be available if the company were publicly traded.

> Live Pacha, LLC was incorporated in June 2020 and has a limited operating history upon which investors can evaluate our business and prospects. We have incurred losses since our inception and may continue to incur losses for the foreseeable future. Our ability to achieve profitability depends on our ability to generate sufficient revenue to offset our operating expenses, including costs associated with manufacturing, cold-chain distribution, marketing, and product development. The organic and gluten-free food industry requires significant investment in production facilities, quality control, and distribution infrastructure. If we are unable to achieve and maintain profitability, investors may lose some or all of their investment.

> Our success depends heavily on the continued services and performance of our founders and key management personnel who possess specialized knowledge of our proprietary two-ingredient sourdough fermentation process, regenerative agriculture sourcing relationships, and the organic food industry. With approximately twenty-five employees, we have limited depth in our management team and would face significant challenges in replacing key personnel if they were to leave the company. We do not maintain key person life insurance on any of our executives. The loss of one or more key personnel could disrupt our operations, delay product development, harm relationships with retail partners and suppliers, and negatively impact our ability to execute our business plan. There can be no assurance that we will be successful in attracting and retaining qualified personnel necessary to successfully grow our business in the competitive organic food industry.

> As we expand our retail distribution network and increase production to meet growing demand, we face substantial operational challenges. Scaling production of our specialized two-ingredient sourdough products while maintaining consistent quality and our organic certification requires significant capital investment in manufacturing capacity, equipment, and facilities. Our perishable products require complex cold-chain logistics and distribution infrastructure that becomes increasingly difficult to manage as we expand geographically. We must also maintain relationships with suppliers of organic ingredients that meet our regenerative agriculture standards, which may be difficult to scale. If we are unable to effectively manage our growth, we may experience production delays, quality control issues, increased costs, customer dissatisfaction, and damage to our brand reputation, any of which could materially harm our business and financial condition.

> A significant portion of our revenue strategy depends on our ability to secure and maintain shelf space with retail partners and expand our store presence. Retail partners typically have significant negotiating power and may demand favorable pricing, promotional allowances, slotting fees, and other concessions that could reduce our profitability. Retailers may also discontinue carrying our products if sales do not meet their expectations or if they choose to allocate shelf space to competing products. Loss of key retail relationships or our inability to expand into new retail channels could significantly impact our revenue and growth prospects. Additionally, the use of proceeds from this offering is heavily weighted toward supporting growing retail accounts, and if these relationships do not develop as anticipated, we may not achieve our projected growth targets.

> Our organic sourdough bread, English muffins, and tortillas are perishable products with limited shelf life, which creates substantial operational complexity and risk. We must maintain strict cold-chain logistics from production through distribution to retail partners and direct-to-consumer customers. Any disruption in refrigeration during storage or transportation could result in product spoilage, waste, and financial losses. The limited shelf life of our products also constrains our ability to build inventory, limits our geographic distribution range, increases the risk of unsold product returns from retailers, and requires sophisticated demand forecasting and inventory management. Product recalls due to quality issues or contamination could result in significant financial losses and reputational damage. These factors may limit our ability to scale efficiently and could negatively impact our profitability and growth potential.

> Our brand identity and marketing are built around our unique two-ingredient formulation for gluten-free sourdough products. While this clean-label approach is a competitive advantage, it also constrains our product development options and may limit our ability to create new products or variations that appeal to broader consumer segments. Maintaining product quality and consistency with such a minimal ingredient list presents ongoing technical challenges. If consumer preferences shift away from ultra-clean-label products or if competitors develop superior products with similarly minimal ingredients, our competitive position could be weakened. Additionally, our limited ingredient formulation may make it difficult to address specific taste, texture, or nutritional preferences that could expand our market reach.

> We will need to raise additional capital beyond this offering to fully execute our business plan, expand our production capacity, grow our retail distribution network, and fund ongoing operations. We have no commitments or arrangements for additional financing at this time, and there can be no assurance that we will be able to obtain financing on favorable terms, if at all. Our ability to obtain additional financing will depend on numerous factors, including market conditions, our operating performance, investor sentiment toward the organic food industry, and general economic conditions. If we are unable to raise sufficient capital when needed, we may be forced to delay, reduce, or eliminate our expansion plans, reduce our marketing expenditures, or curtail product development efforts. Any additional equity financing would result in dilution to existing investors, and debt financing, if available, may impose restrictive covenants that limit our operational flexibility.

> While we have some cash reserves, our financial resources are limited relative to our growth objectives and the capital-intensive nature of scaling a food manufacturing and distribution business. Our future revenue is uncertain and depends on numerous factors, including our ability to maintain and expand retail partnerships, grow direct-to-consumer sales, manage production costs, and compete effectively in the crowded gluten-free and organic food markets. The organic food industry typically operates on thin profit margins, and we may not be able to achieve the sales volumes necessary to cover our fixed costs and achieve positive cash flow. Seasonal fluctuations in consumer demand, retailer ordering patterns, and ingredient costs could create periods of cash flow strain. If we are unable to generate sufficient revenue or manage our cash flow effectively, we may be unable to meet our financial obligations or continue operations.

> The gluten-free bread and organic food markets are highly competitive and include numerous well-established companies with substantially greater financial resources, manufacturing capabilities, distribution networks, marketing budgets, and brand recognition than we possess. Major food companies and established gluten-free brands have the ability to invest heavily in product development, marketing campaigns, and promotional activities that we cannot match. These competitors may be able to offer lower prices, secure more favorable retail shelf placement, and respond more quickly to changing consumer preferences. Additionally, conventional bread manufacturers and other food companies may enter the gluten-free and organic segments, further intensifying competition. New entrants with innovative products or business models could also capture market share. If we are unable to compete effectively, our sales, market share, and financial performance will be adversely affected.

> Our business model is predicated on sustained consumer interest in gluten-free, organic, and clean-label food products. Consumer dietary preferences and health trends can be unpredictable and may change over time due to new nutritional research, evolving medical recommendations, media coverage, or shifts in consumer priorities. If the popularity of gluten-free diets declines, if consumers become less willing to pay premium prices for organic products, or if clean-label formulations become less valued, demand for our products could decrease significantly. Additionally, our target market of health-conscious consumers and individuals with gluten sensitivities represents a niche segment that may be more susceptible to economic pressures. Any significant shift in consumer preferences away from the product attributes that define our brand could materially harm our business and financial results.

> Our commitment to using only organic ingredients sourced through regenerative agriculture practices limits our supplier options and creates supply chain concentration risk. We depend on suppliers who can provide organic buckwheat and other ingredients that meet

our quality standards and sustainability requirements. Disruptions to our supply chain due to crop failures, adverse weather conditions, climate change impacts, supplier financial difficulties, transportation disruptions, or other factors could result in ingredient shortages or significant cost increases. The organic ingredient market can experience price volatility, and we may not be able to pass increased costs on to customers without reducing demand. If we are unable to source adequate supplies of ingredients that meet our standards, we may be forced to reformulate products, accept lower quality inputs, or temporarily halt production, any of which could damage our brand reputation and financial performance.

As a food manufacturer and distributor, we are subject to extensive regulation by federal, state, and local authorities, including the Food and Drug Administration, the U.S. Department of Agriculture, and state health departments. We must comply with food safety regulations, labeling requirements, organic certification standards, facility inspection requirements, and numerous other laws and regulations governing food production and distribution. Maintaining our organic certification requires ongoing compliance with strict standards regarding ingredient sourcing, production processes, and facility management. Any failure to comply with applicable regulations could result in warning letters, product recalls, fines, penalties, suspension of our organic certification, or restrictions on our ability to manufacture or sell our products. Changes to food safety laws, organic standards, or labeling requirements could require us to modify our operations, reformulate products, or incur significant compliance costs. Product contamination or food safety incidents, even if not caused by our failure to comply with regulations, could result in recalls, litigation, and severe damage to our brand reputation.

We are currently involved in a PAGA lawsuit with a former employee. While negotiations are in process with our legal counsel and we anticipate the matter will likely result in a settlement, there is not enough information at this time to determine the ultimate outcome or financial impact. Employment litigation can be costly to defend regardless of merit, and an adverse outcome could result in monetary damages, penalties, attorneys' fees, and changes to our employment practices. This litigation, and any future employment-related claims, could distract management from operating the business, harm employee morale, damage our reputation, and result in significant legal expenses. California's labor and employment laws are complex and frequently changing, and we may face additional employment-related claims in the future. As we grow our workforce, our exposure to employment-related litigation risk increases.

Our competitive advantage depends in part on our proprietary sourdough fermentation process and formulations for creating gluten-free bread products with only two ingredients. We rely primarily on trade secrets, proprietary know-how, and confidential information to protect these processes rather than patents. Trade secret protection requires us to maintain confidentiality, which may be difficult as we expand our workforce and operations. Employees, contractors, or business partners could inadvertently or intentionally disclose our proprietary information. We may not have adequate confidentiality agreements in place with all parties who have access to our proprietary processes. If our trade secrets become known to competitors, we could lose our competitive advantage. Additionally, competitors may independently develop similar processes or products without violating our intellectual property rights. We could also face claims that we have infringed on the intellectual property rights of others, which could result in costly litigation and potential liability.

Our operations are vulnerable to disruption from events beyond our control, including pandemics, natural disasters, extreme weather events, climate change impacts, and other force majeure events. Our production facility is located in California, which faces risks from earthquakes, wildfires, droughts, and other natural disasters. Climate change may affect the availability and cost of organic ingredients we source and could disrupt our supply chain. A pandemic or public health crisis could disrupt our operations, supply chain, and distribution channels, as well as reduce consumer demand or purchasing power. Our reliance on cold-chain logistics makes us particularly vulnerable to power outages and transportation disruptions. Any significant disruption to our operations, supply chain, or distribution network could result in lost sales, increased costs, product waste, and inability to fulfill customer orders, which could materially harm our financial condition and business prospects.

Our organic, gluten-free products are premium-priced compared to conventional bread products, and demand for our products is sensitive to general economic conditions and consumer spending patterns. During economic downturns, recessions, or periods of high inflation, consumers may reduce discretionary spending and trade down to lower-priced alternatives. Health-conscious consumers who currently purchase our products may prioritize price over organic certification and clean-label attributes during economic stress. Reduced consumer confidence, increased unemployment, or decreased disposable income could significantly reduce demand for our products. Additionally, our retail partners may reduce orders or discontinue premium product lines during economic downturns to focus on value-oriented offerings. Any sustained reduction in consumer spending or shift toward value products could materially adversely affect our sales, revenue, and financial performance.

Our direct-to-consumer sales depend on third-party e-commerce platforms, website hosting services, payment processing systems, and other technology infrastructure that are outside our control. Any disruption to these services, including outages, cyberattacks, technical failures, or changes to terms of service, could prevent customers from accessing our website or completing purchases. We are also subject to the policies and fee structures of these third-party providers, which could change unfavorably. Payment processors may suspend or terminate our accounts if they determine our business practices violate their policies. Our website and customer data are vulnerable to cybersecurity threats, including hacking, data breaches, and ransomware attacks. A significant data breach could compromise customer information, result in regulatory penalties, require costly remediation efforts, and severely damage our reputation. We may lack the resources and expertise to adequately protect against sophisticated cyber threats or to quickly recover from a significant technology disruption.

An investment in Live Pacha, LLC securities is highly speculative and should only be made by investors who can afford to lose their entire investment. We have a limited operating history, face significant competition, and operate in a challenging industry with thin profit margins. We have incurred losses since inception and may never achieve profitability. Our future success depends on numerous factors, many of which are beyond our control, including our ability to scale production, expand distribution, manage costs, and compete effectively against larger, better-resourced competitors. There is no assurance that we will successfully execute our business plan or that our products will achieve sustained market acceptance. If we are unable to generate sufficient revenue or raise additional capital, we may be forced to cease operations. Investors should be prepared to lose their entire investment and should not invest funds they cannot afford to lose.

There is no public trading market for the securities being offered, and we do not expect one to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws and are subject to significant restrictions on transfer. Under Regulation Crowdfunding, you will not be able to resell your securities for at least one year from the date of purchase, except in very limited circumstances. Even after the one-year holding period, there may be no market for the securities, and you may be unable to find a buyer. The securities are not listed on any exchange, and we have no plans to list them. If you need to liquidate your investment for any reason, you will likely be unable to do so. Investors should be prepared to hold these securities indefinitely and should consider this investment to be illiquid and long-term in nature.

We will need to raise additional capital in the future to fund our operations and growth plans. Any future issuance of equity securities, whether through private placements, public offerings, or the exercise of options or warrants, will dilute the ownership percentage of existing investors. Future investors may receive rights, preferences, or privileges that are superior to those of the securities being offered in this offering. We may also issue securities with anti-dilution protections or other preferential terms that could further dilute or subordinate your investment. You will have no preemptive rights or other rights to purchase additional securities to maintain your ownership percentage in future financings. The dilutive effect of future financings could be substantial and could significantly reduce the value of your investment. Additionally, future financings at lower valuations than this offering would result in immediate dilution to your investment value.

The founder of Live Pacha LLC has designated themselves as the lead investor who will sign investment documents and make decisions on behalf of all investors in the special purpose vehicle (SPV) structure. This arrangement creates a fundamental and unavoidable conflict of interest because the founder has interests both as the operator and controlling party of the company and as the designated representative of the investors. Decisions that benefit the company or the founder personally may not align with the interests of minority investors, and the founder may prioritize the company's interests over investor interests when making decisions in their capacity as investor representative. The founder will have access to material non-public information about the company that other investors do not have, creating an information asymmetry that could disadvantage minority investors. There is no independent third-party investor advocate or fiduciary representing the interests of crowdfunding investors. This structure means that investors have no independent representation and must rely entirely on the founder to act in their interests, even when doing so may conflict with the founder's interests as company management. This conflict could result in decisions or actions that are detrimental to investors, and investors will have limited recourse if they believe the founder has not adequately represented their interests.

Problems with the supply chain, specifically buckwheat, causes us to not be able to produce our bread

Costs of packaging increase significantly making our product more expensive to produce and require us to raise our prices

Costs of shipping with FedEx and UPS increase significantly causing the price to the customer for Direct to Consumer to be too expensive

The economy takes a downturn and people can not afford to pay a premium for higher quality organic products

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We can not produce enough bread in our facility to meet demand for Direct to Consumer and grocery stores and grocery store accounts or direct customers as a result

Our landlord does not renew our lease at the end of the term (6.5 years from now) and we have to find a new space to produce our bread.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,002**

Use of Proceeds: If only the minimum target amount is raised, PACHA expects to use proceeds approximately as follows: 73% Retail Account Marketing Support, 19.1% Product Innovation and SKU Improvement, and 7.5% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on market conditions, retailer demand, and operational needs.

If we raise: **$449,804**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, PACHA expects to use proceeds approximately as follows: 50% Retail Account Marketing and Expansion, 18% Direct-to-Consumer Digital Marketing, 13% New SKU Development and Innovation, 11.1% Operational Infrastructure and Inventory, and 7.5% Wefunder fee and related offering expenses. Management expects to allocate excess proceeds toward growth initiatives but may adjust among categories based on retailer opportunities, consumer demand, and supply chain conditions.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $16,282,350.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Live Pacha, LLC is offering up to 39,113 Preferred A units, at a price per share of $12.50.

Investors in the first $50,000.00 of the offering will receive units at a price per share of $11.50, and a pre-money valuation of $14,979,762.00 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $449,804 and the campaign minimum is $50,002.00.

VIP BonusPACHA will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities

being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common A Units	2,000,000	1,041,925	☑
Preferred A Units	1,000,000	175,424	☐

Class of Security	Total Pool
Warrants	0
Options	—

Describe any other rights:

Preferred A Units have a 1x liquidation preference over Common A Units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the

Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Lender: Affirm
Amount: $9,022.00
Outstanding principal plus interest: $8,126.28 as of 4/9/2024
Interest rate: 14.94% per annum
Maturity date: 5/25/2026
Current with payments: Yes
Loan for RO Water System

Related party
Name: Affirm

Loan
Lender: Ascentium Capital
Amount: $251,292.00
Outstanding principal plus interest: $180,728.96 as of 4/9/2024
Interest rate: 8.75% per annum
Maturity date: 6/11/2029
Current with payments: Yes
Equipment financing

Related party
Name: Ascentium Capital

Loan
Lender: Pawnee
Amount: $82,000.00
Outstanding principal plus interest: $71,792.54 as of 4/9/2024

Interest rate: 13.42% per annum
Maturity date: 6/13/2028
Current with payments: Yes
Equipment financing

Related party
Name: Pawnee

Loan
Lender: Cardiff
Amount: $63,737.00
Outstanding principal plus interest: $57,635.72 as of 4/9/2024
Interest rate: 14.89% per annum
Maturity date: 6/29/2028
Current with payments: Yes
Equipment financing

Related party
Name: Cardiff

Loan
Lender: WSFS
Amount: $13,677.00
Outstanding principal plus interest: $11,910.99 as of 4/9/2024
Interest rate: 13.4% per annum
Maturity date: 6/29/2028
Current with payments: Yes
Equipment financing

Related party
Name: WSFS

Loan
Lender: Shopify
Amount: $175,000.00
Outstanding principal plus interest: $76,871.00 as of 4/10/2024
Interest rate: 11.37% per annum
Current with payments: Yes
Revenue-based financing with no set maturity date.

Related party
Name: Shopify

Loan
Lender: Ascentium Capital
Amount: $287,189.00
Outstanding principal plus interest: $276,826.00 as of 5/31/2025
Interest rate: 8.74% per annum
Maturity date: 10/1/2030
Current with payments: Yes
equipment financing

Related party
Name: Ascentium Capital

Loan
Lender: Ascentium Capital
Amount: $15,140.00
Outstanding principal plus interest: $14,483.00 as of 5/31/2025
Interest rate: 8.99% per annum
Maturity date: 1/25/2031
Current with payments: Yes
equipment finance

Related party
Name: Ascentium Capital

Loan
Lender: Whole Foods
Amount: $280,185.00
Outstanding principal plus interest: $216,543.00 as of 5/31/2025
Interest rate: 6.0% per annum
Maturity date: 6/21/2029
Current with payments: Yes

Related party
Name: Whole Foods

Loan
Amount: $183,161.00
Outstanding principal plus interest: $183,161.00 as of 9/22/2026
Interest rate: 6.0% per annum
Maturity date: 6/1/2028
Secured Promissory Note | Lender: Third party (unnamed) | Principal: 280185 | Entered June 3, 2024. Principal $280,185, interest at lesser of max legal rate or 6% p.a., payable monthly. Matures June 1, 2028. Secured by lien/Security Agreement. Proceeds restricted to materials, equipment, and inventory. Balance $183,161 as of 12/31/2025.

Loan
Amount: $74,604.00
Outstanding principal plus interest: $74,604.00 as of 9/22/2026
Interest rate: 13.0% per annum
Maturity date: 12/31/2025
Revenue-based Financing (Working Capital Loan) | Principal: 343595 | Two short-term working capital loan agreements dated January 21, 2025 and June 11, 2025. Total proceeds $343,595, total financing charges $33,864, aggregate repayment obligations $377,459. Repayable at 13% and 15% of daily gross sales, max 18-month terms, secured by substantially all assets. January 2025 loan repaid in full during 2025. $74,604 outstanding under June 2025 loan as of 12/31/2025.

Loan
Amount: $128,378.00
Outstanding principal plus interest: $128,378.00 as of 9/22/2026
Interest rate: 8.75% per annum
Maturity date: 5/31/2029
Equipment Financing (Talsa Bowl Cutter Chopper) | Principal: 200833 | Entered June 2023. Secured by Talsa Bowl Cutter Chopper Equipment. Monthly payments of $3,634. Balance $128,378 as of 12/31/2025.

Loan
Amount: $256,019.00
Outstanding principal plus interest: $256,019.00 as of 9/22/2026
Interest rate: 8.74% per annum
Maturity date: 12/31/2029
Equipment Finance Agreement (Custom Flattening Press, Emplex Sealer, Bag Closer) | Principal: 287190 | Entered 2024. Fixed rate 8.74% p.a. Secured by financed equipment (custom flattening press, Emplex horizontal band sealer, automatic bag closer). 69 monthly payments of $5,421 plus initial payment of $99. Non-cancellable. Balance $256,019 as of 12/31/2025.

Loan
Amount: $38,549.00
Outstanding principal plus interest: $38,549.00 as of 9/22/2026
Interest rate: 14.89% per annum

Maturity date: 5/31/2028
Equipment Financing (Unifiller Multistation) | Principal: 63738 | Entered June 2023. Secured by Unifiller Multistation with external product pump Equipment. Monthly payments of $1,497. Balance $38,549 as of 12/31/2025.

Loan
Amount: $46,339.00
Outstanding principal plus interest: $46,339.00 as of 9/22/2026
Interest rate: 13.42% per annum
Maturity date: 5/31/2028
Equipment Financing (Kason Vibroscreen) | Principal: 82000 | Entered June 2023. Secured by Kason Vibroscreen Equipment. Monthly payments of $1,876. Balance $46,339 as of 12/31/2025.

Loan
Amount: $8,159.00
Outstanding principal plus interest: $8,159.00 as of 9/22/2026
Interest rate: 15.75% per annum
Maturity date: 6/30/2028
Equipment Financing | Principal: 13677 | Entered July 2023. Monthly payments of $331. Balance $8,159 as of 12/31/2025.

Loan
Amount: $13,462.00
Outstanding principal plus interest: $13,462.00 as of 9/22/2026
Interest rate: 8.99% per annum
Maturity date: 12/31/2025
Equipment Financing (Unifiller - personal guarantee by related parties) | Principal: 15000 | Entered February 2025. Approximately $15,000, 8.99% interest, 71 monthly payments of approximately $276. Secured by related equipment and personally guaranteed by certain related parties. Balance $13,462 as of 12/31/2025. | Related party: No (amount: $13,462)

Loan
Amount: $97,257.00
Outstanding principal plus interest: $97,257.00 as of 9/22/2026
Maturity date: 12/31/2026
Short-term Working Capital Loan | Principal: 100000 | Obtained December 2025. Principal $100,000 with financing fees of $24,595. Repayable in weekly installments through December 2026. Balance $97,257 as of 12/31/2025.

Loan
Amount: $1,506.00
Outstanding principal plus interest: $1,506.00 as of 9/22/2026
Interest rate: 14.94% per annum
Maturity date: 5/31/2026
Equipment Financing (Reverse Osmosis System) | Principal: 9022 | Entered June 2023. Secured by Reverse Osmosis System. Monthly payments of $313. Balance $1,506 as of 12/31/2025.

Convertible Note
Amount: $200,000.00
Interest rate: 10.0% per annum
Discount: 0.0%
Uncapped Note: Yes
Maturity date: 10/9/2038
This note is convertible at $6 / unit at any time at the option of the note holder and with any remaining principal balance of the note.

Convertible Note
Amount: $185,084.00
Outstanding principal plus interest: $185,084.00 as of 9/22/2026
Interest rate: 10.0% per annum
Maturity date: 12/31/2038
Convertible Note | Entered October 2023 to fund operations. 10% interest, 15-year maturity, monthly principal and interest payments. Holder may convert to Common Units at lower of $6/unit or most-recent equity financing price-per-unit. Auto-converts on change of control. No conversion exercised. Balance $185,084 as of 12/31/2025 (current $7,571, non-current $177,513).

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
10/2023	Regulation D, Rule 506(b)	Convertible Note	$200,000	General operations
12/2023	Regulation Crowdfunding	Priced Round	$706,594	General operations
2/2024	Regulation D	Priced Round	$1,319,226	General operations
3/2024	Regulation D, Rule 506(b)	Priced Round	$1,079,226	General operations
12/2024	Regulation Crowdfunding	Priced Round	$606,785	General operations
12/2025	Regulation D	Priced Round	$1,218,546	General operations
12/2025	Regulation D	Convertible Note	$185,084	General operations
5/2026	Regulation Crowdfunding	Priced Round	$323,556	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

In 2024, the Company issued 31,959 Common Units at a value of approximately $8.5 per unit to related parties resulting in a total equity-based compensation expense of $289,341. In 2023, the Company's CEO and unitholder received compensation of $78,000 in the form of equity issuances. This equates to 13,000 Common Units each year based on their value of $6.00 per unit.

In 2023, the Company's Director of Marketing and unitholder received compensation of $45,500 in the form of equity issuances. This equates to 7,583 Common Units each year based on their value of $6.00 per unit.

Name: Adam Hiner, Trilogy Sanctuary, Madeleine Hamann, Brooke Flynn, William Buttner, Ryan Berman
Amount Invested: $164,000.00
Transaction type: Priced Round
Issue date: 8/31/2020
Relationship: Founders

Name: Trilogy Sanctuary, Madeleine Hamann, Brooke Flynn, William Buttner, Ryan Berman
Amount Invested: $64,750.00
Transaction type: Priced Round
Issue date: 12/30/2020
Relationship: Founders

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Live Pacha, LLC ("the Company") was formed in California on June 4th, 2020. The Company earns revenue manufacturing and selling bread to grocery stores and direct-to consumers throughout the United States. The Company's headquarters is in Vista, CA.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of August 31, 2026, we had cash and cash equivalents of approximately $120,701.25.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $2,658,042 and our current and non-current liabilities, as reflected in available financial statement fields, were $1,866,380.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $138,620.

Based on our current operations, we have a monthly net cash burn of approximately $85,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of approximately $1,032,518 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $4,359,791.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

Since December 31, 2025, there were material changes in our operations and financial condition, including We have made siginificant improvements to Gross Profit through efficiencies in the production facility.

Impact of This Offering

The proceeds from this offering are expected to be used towards marketing (supporting growing retail accounts), innovation (improving current SKUs and developing new SKUs), and Wefunder fees. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Adam Hiner, certify that:

(1) the financial statements of Live Pacha, LLC included in this Form are true and complete in all material respects; and

(2) the financial information of Live Pacha, LLC included in this Form reflects accurately the information reported on the tax return for Live Pacha, LLC filed for the most recently completed fiscal year.

Adam Hiner

Adam Hiner
CEO of Pacha

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

> (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://livepacha.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird PACHA Subscription Agreement 2026
- SPV Subscription Agreement
- PACHA Subscription Agreement 2026

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Adam Hiner
- Brooke Flynn
- Jose Caldera
- Leila Caldera
- Madeleine Hamann
- William Buttner

Appendix E: Supporting Documents

- Attachment #24689
- Series Appendix — Pacha VI
- Series Appendix — Pacha VI (Early Bird)
- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- SPV Subscription Agreement - Early Bird
- Early Bird PACHA Subscription Agreement 2026
- SPV Subscription Agreement
- PACHA Subscription Agreement 2026

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- Adam Hiner
- Brooke Flynn
- Jose Caldera
- Leila Caldera
- Madeleine Hamann
- William Buttner

Appendix E: Supporting Documents
- Attachment #24689
- Series Appendix — Pacha VI
- Series Appendix — Pacha VI (Early Bird)
- Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly

the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Live Pacha, LLC

By

Adam Hiner

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Adam Hiner

CEO
9/18/2026

Madeleine Hamann

Co-founder / Director of Marketing
9/18/2026

William Buttner

Co-founder
9/18/2026

Jose Caldera

Co-founder
9/19/2026

Dora L Caldera

Mrs
9/19/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.